Exhibit 99.68

For Immediate Release:

HudBay responds to the concerns of certain shareholders

Toronto, Ontario, December 9, 2008 – HudBay Minerals Inc. (TSX: HBM) (“HudBay”) has posted on its website a governance presentation that responds to certain shareholders’ concerns relating to the company’s proposed acquisition of Lundin Mining Corporation (“Lundin”). The presentation is available at www.hudbayminerals.com.

Among the highlights of the presentation are the following facts respecting the proposed acquisition of Lundin:

•

HudBay’s independent directors concluded the acquisition is value-enhancing for the company’s shareholders after carefully reviewing HudBay’s current fiscal position and the opportunities presented by the acquisition of Lundin.

•	The two HudBay directors who also serve on the board of Lundin did not participate in or attend any meetings where the Lundin acquisition was discussed.

•

There will be no change of control of HudBay as a result of the acquisition of Lundin. Allen J. Palmiere will remain HudBay’s CEO, six of the nine members of HudBay’s board will remain directors of HudBay following the acquisition, and the company does not expect any single shareholder will own more than 10% of the shares of HudBay following the closing of the acquisition.

•

The C$135 million loan proposed to be made to Lundin is a bridge to the C$135 million private placement contemplated by the subscription agreement between HudBay and Lundin pending regulatory approval of the private placement. In agreeing to the loan, HudBay carefully considered Lundin’s financial position and Lundin’s possible alternatives to the proposed arrangement with HudBay, including the possibility of Lundin selling assets with strategic value to HudBay and the possibility of Lundin engaging in a combination transaction with a competitor to HudBay.

•

The exchange ratio for Lundin’s shares was determined through arm’s length negotiation and involved the consideration of a number of factors, including the fundamental values of Lundin’s assets compared to that of HudBay’s assets, the recent trading prices for shares of HudBay and Lundin, the current instability in the stock and financial markets, and the possibility of Lundin seeking an alternative to a transaction with HudBay.

•

The independent directors carefully considered whether a meeting of HudBay shareholders should be called to approve the acquisition, but concluded on the information and advice provided to them that there was no legal, regulatory or corporate requirement to conduct a vote, and to do so would not allow HudBay to offer Lundin sufficient certainty that the acquisition would be completed, a condition precedent in the negotiation of the acquisition.

HudBay remains committed to completing the acquisition. The company has consistently communicated to its shareholders its intention to create value by building scale and scope through opportunistic investments that complement its existing operations.

HudBay encourages shareholders to refer to the websites of HudBay (www.hudbayminerals.com) and Lundin (www.lundinmining.com) for accurate, factual information about their respective operations and the proposed acquisition and the loan to Lundin.

ABOUT HUDBAY MINERALS INC.

HudBay is a leading base metals mining company with assets in North and Central America. The company is investing for the future in one of the most ambitious exploration programs in Canada, targeting its 400,000 hectare exploration territory in the Flin Flon Greenstone Belt. An integrated mining company, HudBay operates zinc and copper mines, concentrators and metal production facilities in northern Manitoba and Saskatchewan, a zinc oxide production facility in Ontario, the White Pine Copper Refinery in Michigan, and owns the Fenix nickel project in Guatemala. In addition to its primary products, the Company also produces gold, silver and zinc oxide. HudBay is a member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index.

(HBM-G)

For further information, please contact:

HudBay Minerals Inc.

Annemarie Brissenden

Manager, Investor Relations

(416) 362-0615

Email: annemarie.brissenden@hudbayminerals.com

Website: www.hudbayminerals.com

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News Release: HudBay responds to the concerns of certain shareholders